Tocca, Inc.

Financial Statements

Fiscal Year Ended December 31, 2020

{unaudited}

Contents

Xero Report Templates Disclosure

Tocca, Inc.
For the year ended December 31, 2020

Xero is not a professional services firm and is not in the business of giving professional advice. Accordingly, Xero does not make any representations or assurances that the Xero services or this report meets, or are in compliance with, generally accepted accounting principles (GAAP) or any other accounting principles, standards or procedures. It remains your responsibility to comply with applicable laws, rules, regulations and business practices.

Balance Sheet

Tocca, Inc.
As of December 31, 2020

	DEC 31, 2020
Assets	
Cash and Equivalents	199,834.63
Current Assets	26,625.55
Non-Current Assets	5,161.71
Total Assets	**231,621.89**
Liabilities and Equity	
Liabilities	
Current liabilities	23,073.00
Total Liabilities	**23,073.00**
Equity	
Share capital	1,795,412.55
Retained earnings	(1,586,863.66)
Total Equity	**208,548.89**
Total Liabilities and Equity	**231,621.89**

Income Statement

Tocca, Inc.
For the year ended December 31, 2020

	2020
Revenue	
Sales revenue	34,000.00
Total Revenue	**34,000.00**
Cost of Sales	
Stripe Fees	329.90
Total Cost of Sales	**329.90**
Gross Profit	**33,670.10**
Gross Profit %	**99.03**
Operating Expenses	
Facilities	4,623.03
General & Administrative	2,905.50
Legal & Professional Fees	37,430.44
Marketing & Advertising	7,264.29
Personnel Costs	519,105.66
Software & Tools	20,746.73
Travel & Entertainment	2,626.39
Total Operating Expenses	**594,702.04**
Operating Income / (Loss)	**(561,031.94)**
Other Income/(Expense)	
Other Income (Expense)	78,069.81
Total Other Income/(Expense)	**78,069.81**
Net Income	**(482,962.13)**
Net Margin %	**(1,420.48)**
Total Comprehensive Income	**(482,962.13)**

Changes in Stockholders' Equity

Tocca, Inc.
For the year ended December 31, 2020

	2020
Equity	
Opening Balance	273,320.47
Increases	
Profit for the period	(482,962.13)
Share capital	(323.29)
Other increases	418,513.84
Total Increases	**(64,771.58)**
Total Equity	**208,548.89**

Statement of Cash Flows - Indirect Method

Tocca, Inc.
For the year ended December 31, 2020

	2020	2019
Operating Activities		
Net income	(482,962.13)	(804,416.08)
Adjustments for non-cash items		
Depreciation on fixed assets	1,324.32	940.99
Changes in operating assets and liabilities		
Prepaid expenses	648.96	(6,101.81)
Accounts payable	10,311.27	(3,006.22)
Credit cards	(207.03)	3,475.84
Other operating liabilities	7,606.63	(4,926.18)
Net cash provided by operating activities	**(463,277.98)**	**(814,033.46)**
Investing Activities		
Proceeds from sale of property, plant & equipment	-	758.42
Payment for property, plant & equipment	(1,703.82)	(3,039.81)
Other cash items from investing activities		
Assets	46,791.25	686,359.85
Net cash flows from investing activities	**45,087.43**	**684,078.46**
Financing Activities		
Proceeds from long-term loans	80,481.00	-
Repayment of long-term loans	(80,481.00)	-
Other cash items from financing activities		
Common stock	(323.29)	-
Equity/Owners' capital	418,513.84	129,955.00
Net cash flows from financing activities	**418,190.55**	**129,955.00**
Net Cash Flows	-	-
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	-	-
Net change in cash for period	**-**	**-**
Supplemental Information		
Interest received	(54.92)	(4,661.82)

Tocca, Inc.
Notes to the Financial Statements

1. ORGANIZATION AND PURPOSE

Tocca, Inc. (the “Company”), is a corporation organized under the laws of the State of Delaware. The Company provides a SaaS Virtual Event solution for B2B companies which pay a subscription for the use of the service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting and materially in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2020 the Company’s cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.